Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

Net income	$15,841	$12,101	$34,368	$25,261

Shares:
Weighted average number of shares of common stock outstanding (a)	45,119	45,668	44,988	45,914

Shares assumed issued (less shares assumed purchased for treasury) on stock options (a)	1,296	838	1,138	1,054

Outstanding shares for diluted earnings per share calculation (a)	46,415	46,506	46,126	46,968

Earnings per common share (a):
Basic	$0.35	$0.26	$0.76	$0.55
Diluted	$0.34	$0.26	$0.75	$0.54

(a) Earnings per common share and the number of shares in all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective on June 6, 2002.